UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PROVENTION BIO, INC.

(Name of Subject Company)

PROVENTION BIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74374N102

(CUSIP Number of Common Stock)

Ashleigh Palmer

Chief Executive Officer

Provention Bio, Inc.

55 Broad Street

Red Bank, New Jersey 07701

(908) 336-0360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Suni Sreepada

Thomas Danielski

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Provention Bio, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Zest Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of Sanofi S.A., a French société anonyme (“Parent”), to purchase any and all of the outstanding common stock, $0.0001 par value per share (the “Shares”) of the Company in exchange for $25.00 per Share, to the seller in cash, without interest and less applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 24, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph of the subsection entitled “Regulatory Approvals”:

“The required waiting period under the HSR Act with respect to the Offer and the Merger expired at one minute after 11:59 p.m., New York City Time, on April 25, 2023. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period applicable to the Offer and the Merger under the HSR Act has been satisfied. The Offer and the Merger remain subject to other closing conditions.

On April 26, 2023, Parent issued a press release announcing the expiration of the waiting period under the HSR Act with respect to the Offer and the Merger. The full text of the press release is attached as Exhibit (a)(5)(F) to the Schedule 14D-9, and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(F)	Press release issued by Sanofi S.A., dated April 26, 2023 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 26, 2023	PROVENTION BIO, INC.

		By:	/s/ Ashleigh Palmer
		Name:	Ashleigh Palmer
		Title:	Chief Executive Officer